Exhibit 99.2

Arqit Quantum Inc. (“Arqit”)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Six Months Ended March 31, 2023 and 2022

Revenue

Revenue decreased by $5.3 million from $5.3 million for the six months ended March 31, 2022 to $19 thousand for the six months ended March 31, 2023. The decrease was due to the time required to establish revenue generation through channel partnerships following Arqit’s change in sales model from primarily enterprise sales to sales through channel partners during the six months ended March 31, 2023.

Other Operating Income

Other operating income decreased by $4.4 million from $6.9 million for the six months ended March 31, 2022 to $2.5 million for the six months ended March 31, 2023. Other operating income primarily relates to project revenues under Arqit’s contract with ESA in connection with its satellite business.  During the six months ended March 31, 2023, Arqit reached fewer revenue recognition milestones under the ESA contract, compared with the number of milestones during the six months ended March 31, 2022.

Administrative Expenses

Total administrative expenses decreased by $1.6 million from $26.6 million for the six months ended March 31, 2022 to $25 million for the six months ended March 31, 2023. Higher personnel-related costs as a result of increased headcount for the six months ended March 31, 2023 were offset primarily by favorable movements in foreign exchange rates resulting in lower foreign exchange expense during the period. Administrative expense for the six months ended March 31, 2023 also included a $9 million non-cash charge for share based compensation compared with a $10.1 million charge for the six months ended March 31, 2022.

Impairment Loss on Trade Receivables and Contract Assets

Arqit incurred impairment loss on trade receivables and contract assets of $12.2 million for the six months ended March 31, 2023 as a result of impairment recognized in connection with a provision for amounts owed to Arqit by Virgin Orbit, Inc., which has filed for bankruptcy in the U.S. No impairment loss on trade receivables and contract assets was recognized for the six months ended March 31, 2022.

Change in Fair Value of Warrants

The change in fair value of warrants represents the difference in valuation of Arqit’s warrants as of March 31, 2023, compared with the valuation as of September 30, 2022, which was non-cash profit of $12.9 million for the six months ended March 31, 2023, compared with a non-cash profit of $72.5 million for the six months ended March 31, 2022.

Finance Costs

Finance costs increased by $100 thousand from $69 thousand for the six months ended March 31, 2022 to $169 thousand for the six months ended March 31, 2023. The increase was primarily due to increased interest costs incurred on lease agreements in relation to Arqit’s U.K. and U.S. offices, as well as data center leases.

Liquidity and Capital Resources

Arqit began to generate revenue from its principal business operations — the provision of cybersecurity services — in the fiscal year ended September 30, 2021. Prior to then, as a pre-revenue company, the net losses Arqit has incurred since inception are consistent with its strategy and budget. Arqit will continue to incur net losses in accordance with its operating plan as it begins commercialization of its products.

Since inception, Arqit has funded its operations, research and development, capital expenditure and working capital requirements through capital contributions, loans and borrowings from certain venture investors and grants from UK government’s Future Fund. Arqit’s primary source of liquidity and capital resources to fund its growth to date have been from (1) net proceeds of approximately $19.8 million from a registered direct offering million of its ordinary shares and the issue of shares under its ATM Program (as defined below) during the six months ended March 31, 2023, (2) the net proceeds of approximately $117.3 million from its business combination with Centricus Acquisition Corp. and related private placement financing in September 2021, including the exercise of warrants issued in connection therewith and (3) from the issuance of convertible loan notes prior to the completion of the business combination. In connection with the business combination, all of the convertible loan notes were converted into ordinary shares. Since September 2021, Arqit’s primary uses of liquidity have been expenses in connection with the commercialization of its products.

In December 2022, Arqit established an at-the-market equity offering program (the “ATM Program”) pursuant to which it may issue and sell ordinary shares with an aggregate offering price of up to $50 million.  Arqit has no obligation to sell any such shares under its ATM Program. Actual sales will depend on a variety of factors to be determined by the Group from time to time, including, among others, whether additional capital is required, market conditions, the trading price of Arqit’s ordinary shares, determination of the appropriate sources of funding for the Group, and potential uses of available funding. Arqit intends to use the net proceeds from the offering of such shares, if any, for general corporate purposes. During the six months ended 31 March 2023, Arqit issued 472,396 shares under the ATM Program, generating proceeds to the company before fees and expenses of approximately $1.2 million.

Cash Flows Summary

Arqit released its earnings on May 17, 2023, including its statement of cash flows. The final version of the unaudited condensed consolidated interim financial statements to which this management’s discussion and analysis relates include updates to the previously released statement of cash flows for the six months ended March 31, 2023, including an increase in cash flows provided by financing activities from $18.5 million to $19.8 million, which reflects the full amount of proceeds from issuance of shares during the period, and an increase in cash flows used in operating activities from $8.1 million to $9.4 million, which reflects an adjustment to the movement in foreign exchange during the period. There have been no changes to Arqit’s previously reported cash and cash equivalents balance as of March 31, 2023.

Cash Flows Used in Operating Activities

Cash flows used in operating activities to date have primarily resulted from personnel related costs, fluctuations in trade payables and other current assets and liabilities. During the six months ended March 31, 2023 cash used in operating activities was $9.4 million. The primary factors affecting operating cash flows during the period were a net loss of $21.8 million and adjustments for non-cash items of $12.4 million.

During the six months ended March 31, 2022 cash used in operating activities was $13.2 million. The primary factors affecting operating cash flows during the period were a net profit of $58 million and adjustments for non-cash items of $71.2 million.

Arqit’s non-cash items primarily consist of fair value movement on warrant valuation, share-based charges and depreciation, while movements in working capital are primarily driven by changes in trade and other payables.

Cash Flows Used in Investing Activities

Net cash used in investing activities was $17.1 million for the six months ended March 31, 2023, compared with $13.5 million for the six months ended March 31, 2022. These year over year increases were primarily attributed to the costs incurred in the development of intangible fixed assets.

Cash Flows Provided by Financing Activities

Net cash generated from financing activities was $19.6 million for the six months ended March 31, 2023, compared with $21.0 million for the six months ended March 31, 2022. Net cash provided by financing activities for the six months ended March 31, 2023 was primarily related to shares issued in connection with a registered direct offering and sales under the ATM Program during the period.  Net cash provided by financing activities for the six months ended March 31, 2022 was primarily related to shares issued upon the exercise of warrants.